United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Unilever PLC

(Exact name of registrant as specified in its charter)
England	001-04546
(State or other jurisdiction of incorporation)	(Commission File Number)
100 Victoria Embankment, London EC4Y 0DY UK
(Address of principal executive offices)	(Zip code)
Maria Varsellona, Chief Legal Officer and Group Secretary Tel: +44 7795 562319 100 Victoria Embankment, London EC4Y 0DY, UK
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X___ Rule13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

_____ Rule13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 -Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 and available on our website at https://www.unilever.com/planet-and-society/responsible-business/conflict-minerals/.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries, as defined in paragraph (d)(1) of Item 1.01 of Form SD (“Covered Countries”). Under these rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry to determine whether (a) any Conflict Minerals originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form S-D.

Description of Reasonable Country of Origin Inquiry

We manufacture or contract to manufacture a broad range of home care, personal care, refreshment and food products sold throughout the world in over 190+ countries. In order to produce these products, we source raw materials from thousands of suppliers on a global basis supplying a manufacturing network in around 150 countries. Based on the good faith, reasonable country of origin inquiry described below, we determined that we have no reason to believe that any necessary Conflict Minerals in such products may have originated from the Covered Countries, unless from a smelter independently certified as conflict free or from recycled or scrap sources.

We conducted an in-depth review of our portfolio of products to determine whether Conflict Minerals are present in such products and also whether such Conflict Minerals are necessary to the functionality or production of such products. For purposes of this review, we excluded the packaging and containers for our products in accordance with the guidance provided on May 30, 2013 by the staff of the Securities and Exchange Commission.

As the first step in our review, we examined the specifications for all products contained within our internal specification system, which maintains the specifications of substantially all products that we sell throughout the world. In an effort to address products that may not be included in our internal specifications systems, such as electronic devices and other appliances manufactured by third parties, which represent an insignificant portion of our revenues, we engaged with employees at the appropriate levels in our procurement and third-party manufacturing functions to identify additional products that may contain Conflict Minerals. On an annual basis, we use a risk-based approach to update our review of certain existing products and new products introduced for sale during the relevant reporting period.

As a result of our review of products sold during the reporting period from January 1 to December 31, 2023, we determined that gold, tungsten, tantalum and tin are present in certain of our products and necessary to the functionality or production of such products, as described below.

Electronic Devices

Tin, tungsten, tantalum and gold were identified as present in certain electronic devices (i.e., water purifier systems) sold by us. These devices contain tin (e.g., tin solder), tungsten, tantalum or gold in some components (e.g., electronic components such as printed circuit boards, solenoid valves or other components). We have previously provided our contract manufacturers and certain upstream suppliers with questionnaires to solicit input about the presence of Conflict Minerals in these components and the ultimate origin of these minerals. They have confirmed that the components contain tin, tungsten, tantalum or gold and provided information about the origin of these minerals, including the identity of any known smelter. There is no indication from the responses received that the tin, tungsten, tantalum or gold may have originated in the Covered Countries, unless from a smelter independently certified as conflict free or from recycled or scrap sources.

Responsible Partner Policy

Unilever has adopted a Responsible Partner Policy (which has replaced its Responsible Sourcing Policy) that covers, among other things, the use of Conflict Minerals originating from the Covered Countries. The policy is available on our website at https://www.unilever.com/planet-and-society/respect-human-rights/human-rights-in-our-value-chain/.

We aim to not use conflict minerals from the Democratic Republic of the Congo and adjoining countries that have been mined in support of armed conflict in any products. Our suppliers may continue to source minerals from this region so long as they are sourced from mines or smelters that are verified as conflict-free. We are committed to conducting ongoing due diligence and setting clear expectations from our suppliers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Unilever PLC
(Registrant) /S/ Maria Varsellona
By: Maria Varsellona, Chief Legal Officer	/s/ Maria Varsellona	May 30, 2024